Exhibit D

                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

September ___, 2003

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *
E.ON AG, et al. (70-_____)


          E.ON AG ("E.ON"), and Hibernia Industriewerte GmbH ("Hibernia), both located at E.ON-Platz 1, 40479 Dusseldorf, Germany, are seeking authorization to amend the terms of the E.ON Nonutility Money Pool. By order dated June 14, 2002, (Holding Co. Act Release No. 27539) ("June Order"), the Commission authorized E.ON to organize three money pools: (1) a Utility Money Pool to include E.ON's public utility subsidiary companies, Louisville Gas and Electric Company and Kentucky Utilities Company as borrowers and lenders to the pool, and certain other companies as lenders only; (2) a U.S. Nonutility Money Pool to include the nonutility subsidiaries of LG&E Energy Corp. ("LG&E Energy"), as borrowers and lenders to the pool, and certain other companies as lenders only, and; (3) the E.ON Nonutility Money Pool to include all the companies in the E.ON registered holding company system (the "E.ON Group") as borrowers and lenders to the pool, except E.ON, the registered holding company subsidiaries of E.ON, and LG&E Energy and its subsidiaries.


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E.ON and its registered holding company subsidiaries could, however, lend funds to the E.ON Nonutility Money Pool.

          E.ON now requests a modification to the terms of the E.ON Nonutility Money Pool. Under the June Order, "The E.ON Nonutility Money Pool would be administered by E.ON at no charge or by E.ON NA or its special purpose subsidiary at cost. The interest rate charged by the pool would be set according to the Market Rate Method and surplus funds would be invested in the same manner proposed for the Utility Money Pool. The interest rate paid on deposits to the E.ON Nonutility Money Pool will be a weighted average of the rates charged borrowers and the money pool investment rate."1 E.ON proposes that the E.ON Nonutility Money Pool would be administered by Hibernia Industriewerte GmbH ("Hibernia"), a wholly-owned E.ON subsidiary that is currently used to provide financing to E.ON Group companies. In addition, E.ON proposes that the interest rate paid on deposits to the pool would be set at market rates. Accordingly, funds borrowed from the pool would accrue interest charges at rates set according to the Market Rate Method2 and funds deposited in the pool would earn interest at market rates.

          The E.ON Nonutility Money Pool would operate as follows. Many of E.ON's major direct and indirect non-utility subsidiaries would operate a cash management system to manage cash efficiently with their respective direct and indirect subsidiaries ("Subgroups"). Such arrangements would involve loans of the temporary cash surpluses of Subgroup members to the Subgroup parent and borrowings by Subgroup members that have temporary cash deficits, all on a daily basis.3 To the extent the Subgroup parent has a net surplus or net cash deficit for the Subgroup in the aggregate, the Subgroup parent would deposit funds with, or borrow funds from the E.ON Nonutility Money Pool by making a deposit with, or borrowing from, Hibernia. Any E.ON subsidiary that is not part of a Subgroup could deposit funds with or borrow funds from the E.ON Nonutility Money Pool directly, as necessary.


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1 June Order at 83.

2 In determining a lending rate under the Market Rate Method, Hibernia would review the nature of each borrowing subsidiary's business, evaluate its capital structure, the particular risks to which it is subject, and generally prevailing market conditions, all in the context of information from third parties such as banks that would indicate the prevailing market rates for similar businesses. Information on the range of rates used by one or more banks for loans to similar businesses would serve as an index against which an appropriate market rate could be determined. This analysis is referred to as the Market Rate Method and would be provided to the Commission upon request. June Order at 109.

3 Subgroup arrangements were authorized by the June Order at 81, n. 101.


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          Deposits into and loans from the pool would be handled in two ways.
First, when a pool participant expects to have a temporary cash surplus or deficit, it may make arrangements with Hibernia in advance to lend funds to, or borrow from, Hibernia. Hibernia would borrow from or lend to the pool participants at market rates in connection with these expected surpluses or deficits.

          Second, a pool participant may have an unexpected cash surplus or deficit. Unexpected deposits into the pool or loans would typically be handled automatically through cash sweeping arrangements. In connection with agreeing to participate in the pool, each participant would agree that Hibernia could sweep the surplus cash in the designated bank accounts of each participant on a daily basis into a central pool account maintained at a bank and supervised by Hibernia. Likewise unexpected deficits in the pool participants' individual bank accounts would be covered by the sweeping arrangement, like checking account overdraft protection. The sweep account would earn interest on its positive balance and bear interest charges to the extent of any negative account balance, in each case at market rates.

          By managing cash balances to accommodate both the expected and unexpected cash flows, Hibernia is able to maximize the return on surplus cash and minimize the cost of cash deficits for the E.ON Nonutility Money Pool. Expected cash surpluses held by Hibernia could be invested in: (i) obligations issued or guaranteed by a European or the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (ii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than A by a nationally recognized rating agency; (iii) commercial paper rated not less than A-1 by S&P or P-1 by Moody's, or their equivalent by a nationally recognized rating agency;
(iv) money market funds; (v) bank deposits and certificates of deposit; (vi) Eurodollar funds; and (vii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder. Hibernia also could lend its funds, including funds borrowed from E.ON or other E.ON Group companies, to E.ON Group companies as provided in the June Order.4 Expected cash deficits among the pool participants could be covered by a loan from Hibernia to the E.ON Group pool participant company experiencing the cash deficit. Unexpected cash surpluses or deficits can


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4 The June Order at 71-72 provides that the E.ON Group companies (other than the
LG&E Energy Group companies) may finance the to-be-divested subsidiaries and E.ON's nonutility subsidiaries that are not now or hereafter held as part of a FUCO or the LG&E Energy Group, and these companies may finance one another, through capital contributions, loans, guarantees, equity purchases and other methods. Such financings may be at market rates where required by German law or regulation and, where not so required, would be at the lending company's cost of capital.

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be managed, as described above, through a cash sweeping arrangement with a bank.
Because sweep account deposits or loans are for relatively small amounts and, due to the lack of advance notice, there is a limited opportunity for the bank to invest such funds or to fund borrowings, the returns on a sweep account are relatively low and the borrowing cost is relatively high.

          In recognition of these differences, Hibernia would compensate for balances and charge money pool participants for loans at market rates in two-steps. In the first step, expected deposits or cash surpluses made by pool participants would earn interest at market rates that are higher than the rate earned on sweep account deposits. These market rates are indicative of the better returns associated with the investments listed above that are possible with advance notice. Expected loans would, similarly, bear interest at a rate that is lower than the loan rate that the bank would charge on the sweep account.5

          In the second step, after receiving the monthly bank statement, Hibernia would allocate the interest earned on the sweep account balances or the interest charges in connection with sweep account borrowings to each pool participant pro rata, based on each pool participant's daily balance and the interest rate paid or charged by the bank. Allocations to the pool participants would reflect any bank charges associated with maintaining the account, but would not reflect any costs related to Hibernia's administration of the pool.6

          Participants would establish their participation in the pool by executing the E.ON Nonutility Money Pool Agreement, the form of which is included as Exhibit A to this application. No participant would be required to borrow from the pool if it determines that more favorable terms are available in an alternative financing transaction such as the issuance of commercial paper. Transactions in the money pool would be evidenced by confirmation statements

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5 For example, under current market rates, Hibernia would pay interest on a loan from an E.ON Group company at a rate of LIBOR minus 3 basis points, while the bank would pay interest on sweep account balances of LIBOR minus 40 basis points. An E.ON Group company would pay, on average under the Market Rate
Method, an interest rate of LIBOR plus 20 basis points to borrow from Hibernia, while the interest rate charged by the bank on a loan made through the sweep account would cost LIBOR plus 45 basis points. As the market moves, these rates would be expected to change.

6 Hibernia would receive financial management services from E.ON employees in connection with managing the pool and conducting Hibernia's other functions as an E.ON Group financing entity. These services would be provided at no charge unless a Commission exemption from the restrictions of Section 13(a) is obtained.


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sent by Hibernia to each participant on a monthly basis indicating activity in the pool account.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                                               Jonathan G. Katz
                                                               Secretary